Exhibit 99.91

mCloud to Discuss Acquisition of kanepi

Group with Host RCA Financial Partners

VANCOUVER, June 26, 2020 – mCloud Technologies Corp. (TSX-V: MCLD) (OTCQB: MCLDF) (“mCloud” or the “Company”), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence (“AI”) and analytics, today announced that the Company will participate in a video conference call hosted by RCA Financial Partners Inc., a consulting and advisory firm focused on data resource innovators, located in Saint Petersburg, Florida, USA.

During the conference call CEO Russ McMeekin and Chief Growth & Revenue Officer Costantino Lanza will discuss with Wayne Andrews, President of RCA Financial Partners, the benefits and synergies of the proposed acquisition of kanepi Group Pty Ltd ("kanepi"), an information, visualization, and analytics software technology company.

The video conference call will be held on Monday June 29th, 2020 at 11:00 AM Eastern Time, 8:00 AM Pacific Time. The call may be accessed by registering at: https://bit.ly/2NzYqnU

Shortly following the video conference call a recording will be available at www.mcloudcorp.com and www.rcafinancialpartners.com.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud’s AI-powered AssetCare™ platform, mCloud offers complete asset management solutions to three distinct segments: smart facilities, power generation, and process industries including oil and gas. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 48,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.